Exhibit 99.1

TD Bank Group Announces Redemption of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Preferred Stock, Series A issued by Northgroup Preferred Capital Corporation

TORONTO, September 11, 2017 - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that its indirect subsidiary, Northgroup Preferred Capital Corporation, will exercise its right to redeem all of its 500,000 outstanding Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Preferred Stock, Series A ("REIT Preferred Shares") on October 15, 2017 at the cash redemption price of US$1,000 per REIT Preferred Share, for total redemption proceeds of US$500 million.

From and after October 15, 2017, the REIT Preferred Shares will cease to be entitled to dividends and the only remaining rights of holders of such shares will be to receive payment of the cash redemption price.

Beneficial holders who are not directly the registered holder of REIT Preferred Shares, should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds. Inquiries concerning the surrender of REIT Preferred Shares should be directed to the Paying Agent, The Bank of New York Mellon Trust Company, N.A., at 800-254-2826.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11.5 million active online and mobile customers. TD had $1.2 trillion in assets on July 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges. SOURCE TD Bank Group

For further information: Gillian Manning, Head of Investor Relations, 416-308-6014; Alison Ford, Manager, Media Relations, 416-982-5401